Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

Bigger commitment to biodiesel

Statoil is expanding its involvement with biological fuels by mixing 5% biodiesel in normal autodiesel oil for sale in Norway.

“We’re continuously improving our fuels in order to make them better for the environment,” says Dag Roger Rinde, president of Statoil Norge AS.

“These efforts have made us a leading company in the field of biofuels.”

The new blend will initially be sold at all the group’s service stations in the east Norwegian counties of Hedmark, Oppland and Buskerud.

Biodiesel is a renewable fuel which helps to reduce carbon dioxide emissions from vehicles.

By next summer, stations in the other east Norwegian counties of Oslo, Akershus, Østfold, Vestfold and Telemark will sell the blend together with two sites in the south of the country.

Some 200 Statoil stations in Norway are expected to be offering the new product during the first six months of 2007.

Diesel oil containing 5% biodiesel meets the same technical specifications as regular autodiesel, including performance in cold weather.

All vehicles with diesel engines can run on such fuel without noticing any differences and without voiding the engine guarantee.

“Reducing carbon emissions represents one of the biggest environmental challenges of our age,” says Mr Rinde.

“Climate problems call for a global and national commitment by governments, industry and consumers.

“Land transport accounts for about 22% of Norway’s total carbon emissions, and biofuels can make a significant contribution to reducing this proportion.”

Further information from:
Knut Hansen, public affairs manager, Statoil Norge AS, mobile +47 91 73 80 53